September 4, 2009

VIA EDGAR

United States Securities and Exchange Commission
CF/AD5
100 F. Street, NE
Washington, DC  20549-3561

Re:	The Saint James Company
Form 10-K for the Year Ended December 31, 2008
File Number: 00-13738
Client-Matter No. 096526.1

Ladies and Gentlemen:

The Saint James Company (“STJC”) is pleased to respond to the staff’s June 8, 2009, comment letter.  Each comment has been transcribed, with STJC’s response immediately below.

Form 10-K for the Year Ended December 31, 2008

1.
Item 9A(T) of Form 10-K specifies non-accelerated filers to furnish the information required by Items 307 and 308T of Regulation S-K (17 CFR 229.307 and 229.308T) with respect to an annual report that the registrant is required to file for the fiscal year ending on or after December 15, 2007.  This is based on the Commission’s Release No. 33-8760 “Internal Control Over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies” issued on December 15, 2006 specifying that non-accelerated filers are to include a “Management’s Report on Internal Controls over Financial Reporting” in annual reports for fiscal years ending on and after December 15, 2007.3  We Note that your Form 10-K for fiscal years ending after this date did not contain this report.  Please amend these Form 10-K’s (2007 and 2008) to include such report that is compliant with Item 308T of Regulation S-K.

United States Securities and Exchange Commission
September 4, 2009

Response:

Each of the amended Annual Reports for the Fiscal Years ended December 31, 2008 and 2007 now includes a report that is compliant with Item 308T(a).

2.
The release indicated above also specified that non-accelerated filers are required to provide the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) (the Section 302 certifications) that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the company in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter.  Please amend these Form 10-K’s (2007 and 2008) to include the appropriate expanded language of paragraph 4 in your Section 302 certifications.

Response:

The certifications of STJC’s principal executive officers at Exhibits 31.1 and 31.2, as filed with STJC’s amended Annual Reports for the Fiscal Years ended December 31, 2008 and 2007, include the introductory language of paragraph 4, as well as language in paragraph 4(b) of the certification required by Exchange Act Rule 13a-14(a) that refers to the certifying officers’ responsibility for designing, establishing, and maintaining internal control over financial reporting for STJC in the first annual report required to contain management’s internal control report.

3.
Given the restated amounts reported in the fiscal 2008 Form 10-K and March 31, 2009 Form 10-Q, and the revisions to the financial information in the “Results of Operations” section of “Management’s Discussion and Analysis” contained in the amendment to the fiscal 2008 Form 10-K, please explain to us and disclose management’s basis for concluding disclosure controls and procedures were effective and, as appropriate, the basis for management’s conclusion in regard to internal controls over financial reporting, in each respective filing.  It appears that the restatement may require ineffective conclusions, with appropriate disclosures thereof.  Please advise and revise, as applicable.

Response:

In March 2009, STJC discovered that that certain transactions reported in its 2007 financial statements and those for its first quarter of 2008 were recorded incorrectly.  Specifically, it had not recorded expenses that had been incurred on its behalf and were paid for by related parties and which were satisfied in 2008 using funds provided by the issuance of notes payable.  The adjustment to 2007 financial statements resulted in an increase in its net loss for the year ended December 31, 2007, of $61,373 and a corresponding increase in the deficit accumulated during the current development stage to $3,687,164.  The $3,627 adjustment to its financial statements for the first quarter of 2008 (which amount is less than five percent of its operating expenses) was the result of the same issue.  After an exhaustive analysis in the context of the preparation of STJC’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, and the discovery of no further issues thereafter, management does not believe that the discovery of such errors, more than one year after their occurrence, vitiated its conclusion, as reported in the Annual Report on Form 10-K for the 2008 fiscal year, that STJC’s disclosure controls and procedures were effective for such fiscal year.  STJC changed its principal accounting officer and chief financial officer in September of 2008, more than six months after the smaller of the events discussed above.  After such discovery, current management concluded that no other transactions in STJC’s 2007 or quarterly 2008 financial statements were recorded incorrectly and that its disclosure controls and procedures were otherwise effective for the 2007 fiscal year.  Disclosure to that effect has been provided in the amended Annual Report for the 2007 fiscal year.

United States Securities and Exchange Commission
September 4, 2009

The amendment to the 2008 10-K, as filed on April 16, 2009, was merely the result of formatting issues that occurred during the EDGARization process of the 10-K itself.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz
Partner
of BAKER & HOSTETLER LLP

RWK/dlp

On behalf of STJC, the following acknowledgments are made:

•	STJC is responsible for the adequacy and accuracy of the disclosure in its 1934 Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 1934 Act filings; and

•	STJC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE SAINT JAMES COMPANY

By:           /S/ Dale Paisley
Dale Paisley, Chief Financial Officer